CERTIFICATE OF MERGER

OF

FORBES MEDI-TECH (RESEARCH) INC.

(A DELAWARE CORPORATION)

INTO

THERAPEI PHARMACEUTICALS, INC.

(A DELAWARE CORPORATION)

Pursuant to Title 8, Section 251 of the Delaware General Corporation Law, the undersigned corporation does hereby certify that:

1.

The names of the corporations proposing to merge, and the names of the states under the laws of which such corporations are organized, are as follows:

Name of Corporation	State of Incorporation
TheraPei Pharmaceuticals, Inc.	Delaware
Forbes Medi-Tech (Research) Inc.	Delaware

2.

An Agreement and Plan of Reorganization dated as of October 24, 2006 (the “Merger Agreement”), by and among Forbes Medi-Tech, Inc., a Canadian corporation, Forbes Medi-Tech (Research) Inc., a Delaware corporation (“Merger Sub”), TheraPei Pharmaceuticals, Inc., a Delaware corporation (the “Company”) (Merger Sub and the Company are referred to herein as the “Constituent Corporations”), and the Stockholders Representative (as defined in the Merger Agreement), which provides for the merger of Merger Sub with and into the Company (the “Merger”), has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with the provisions of Section 251(c) of the Delaware General Corporation Law.

3.

The surviving corporation shall be TheraPei Pharmaceuticals, Inc., a Delaware corporation.

4.

The Certificate of Incorporation of the surviving corporation is attached hereto as Exhibit A.

5.

The effective date and time of the Merger shall be upon the filing of this Certificate of Merger with the Secretary of State of Delaware.

6.

The executed Merger Agreement is on file at the principal place of business of the surviving corporation, the address of which is 750 West Pender Street, Suite 200, Vancouver, British Columbia, V6C 2T8, Canada.

7.

A copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of any Constituent Corporation.

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be executed in its name by its President as of the _25_th day of October 2006.

THERAPEI PHARMACEUTICALS, INC. By: “John J. Nestor, Jr.” Name: John J. Nestor, Jr. Title: President

EXHIBIT A

CERTIFICATE OF INCORPORATION

OF

THERAPEI PHARMACEUTICALS, INC.

ARTICLE I.

The name of this Corporation is TheraPei Pharmaceuticals, Inc.

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware and the County of Kent, is 15 E. North Street, Dover, Delaware 19901, and the name of the registered agent at that address is Registered Agent Solutions, Inc.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV.

This Corporation is authorized to issue one class of stock to be designated, “Common Stock.”  The total number of shares which the Corporation is authorized to issue is 10,000 shares of Common Stock, $0.001 par value.

ARTICLE V.

A director of the Corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit.  If the General Corporation Law of the State of Delaware is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VI.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE VII.

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII.

The number of directors which shall constitute the whole Board of Directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the Bylaws of the Corporation or in an amendment thereof duly adopted by the Board of Directors of the Corporation or by the stockholders of the Corporation.

ARTICLE IX.

Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.  The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

ARTICLE X.

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.